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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49514

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elliott Davis Brokerage Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___124 Verdae Boulevard, Suite 504___
　　　　　　　　　　　　　(No. and Street)

___Greenville___　　　　　　　　___SC___　　　　　　___29607___
　　(City)　　　　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Jeremy Elliott___　　　　　　　　　　　　　　　　___1-864-288-2849___
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___J. W. Hunt and Company, LLP___
　　　　　　(Name – *if individual, state last, first, middle name*)

___PO Box 265___　　　___Columbia___　　　___SC___　　　___29202___
　　(Address)　　　　　　　(City)　　　　　　(State)　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Jeremy Elliott_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Elliott Davis Brokerage Services, LLC_____, as of __December 31_____, 20 _09_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELLIOTT DAVIS
BROKERAGE SERVICES, LLC

REPORT ON FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

(Pursuant to paragraph (d) of Rule 17a-5
of the Securities and Exchange Act of 1934)

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
GREENVILLE, SOUTH CAROLINA

TABLE OF CONTENTS

J. W. HUNT AND COMPANY, LLP

JOHN C. CREECH, JR., CPA
ANNE H. ROSS, CPA
WILLIAM F. QUATTLEBAUM, CPA, CVA
WILLIAM T. POUNCEY, CPA
DAVID J. FRYER, CPA

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION AND
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

CPA ASSOCIATES INTERNATIONAL, INC.,
A WORLDWIDE NETWORK OF ACCOUNTING FIRMS

MIDDLEBURG OFFICE PARK
1607 ST. JULIAN PLACE
POST OFFICE BOX 265
COLUMBIA, SC 29202-0265
803-254-8196
866-299-8196
FAX 803-256-1524
jwhunt.com

INDEPENDENT AUDITOR'S REPORT

The Members
Elliott Davis Brokerage Services, LLC
Greenville, South Carolina

We have audited the accompanying statement of financial position of Elliott Davis Brokerage Services, LLC (the "Company"), as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. W. Hunt and Company, LLP

Columbia, South Carolina
February 25, 2010

1

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$	83,116
COMMISSIONS RECEIVABLE		24,137
PREPAID EXPENSES		16,000
ESCROW DEPOSIT		50,000
INTANGIBLE ASSET, net of accumulated amortization		18,077
TOTAL ASSETS		191,330

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE	$	36
PAYABLE TO PARENT		650
TOTAL LIABILITIES		686
MEMBER'S EQUITY		190,644
TOTAL LIABILITIES AND MEMBER'S EQUITY		191,330

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

REVENUES

Brokerage revenue	$ 701,845
Advisory fee revenue	172,000
Other revenue	30,478
	904,323

OPERATING EXPENSES

Clearing charges	200,818
Registration,licensing and compliance fees	65,441
Other	48,405
	314,664

NET (LOSS) INCOME	**589,659**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2009

	Total
Balance, December 31, 2008	$ 87,985
Contribution from member	15,000
Net income	589,659
Distribution of profits to member	(502,000)
Balance, December 31, 2009	**190,644**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

OPERATING ACTIVITIES

Net income	$ 589,659
Amortization	1,643
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Net changes in operating assets and liabilities:	
Commissions receivable	(24,137)
Prepaid expenses	(9,689)
Accounts payable	36
Payable to member	650
Net cash (used for) provided by operating activities	558,162

INVESTING ACTIVITIES

Escrow deposit	(50,000)
Net cash (used for) provided by investing activities	(50,000)

FINANCING ACTIVITIES

Capital contribution from member	15,000
Distributions to member	(502,000)
Repayment of borrowings from member	(8,500)
Net cash provided by financing activities	(495,500)
Increase in cash and cash equivalents	12,662

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	70,454
CASH AND CASH EQUIVALENTS, END OF PERIOD	**83,116**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Nature of Operations and Acquisition

Elliott Davis Brokerage Services, LLC (the "Company"), which has one office in Greenville, South Carolina, commenced operations on September 18, 2008 as a result of an acquisition by Elliott Davis Investment Partners, LLC (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company was formerly known as Atlantic Capital Securities, LLC ("ACS") and was organized under the laws of the state of North Carolina on July 17, 1996 to provide investment services to investors as a fully disclosed introducing broker-dealer. On June 30, 2007, ACS changed its name to JSP Securities, LLC D/B/A Atlantic Capital Securities ("JSP"). JSP was licensed to operate in six states. It operated in states other than North Carolina primarily through independent representatives.

Revenue recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash equivalents

All short-term, highly liquid investments with an original maturity of three months or less are considered cash and cash equivalents.

Commissions Receivable

Commissions receivable represent December commissions received in January and do not require an allowance for uncollectible amounts.

Income taxes

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax return of its member.

Personal assets and liabilities of the member

In accordance with the generally accepted method of presenting limited liability company financial statements, the financial statements do not include the personal assets and liabilities of the member, including its obligation for income taxes on its distributive share of net income of the Company or its rights to refunds on its net loss, nor any provision for income tax expense or an income tax refund. The member does not have any personal liability for any obligations of the Company.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events:

In May, 2009 the Financial Accounting Standards Board (FASB) issued new guidance related to subsequent event disclosure. Accordingly the Company has considered subsequent events through February 25, 2010, the date of issuance, in preparing the financial statements and notes hereto.

NOTE 2- INTANGIBLE ASSETS

The gross carrying amount, accumulated amortization as of December 31, 2009 and amortization expense are as follows:

Gross carrying amount	$19,720
Accumulated amortization	1,643
Amortization expense	1,643

Estimated amortization expense for each of the next five years is expected to be $1,314.

NOTE 3 - RELATED PARTY

In January 2009, the Company entered into an agreement with its Parent to sub-lease office space under an operating lease with an initial term of 31 days at a monthly rent of $650. The lease may be renewed on a month to month basis by mutual consent and can be canceled with 90 days notice to the Parent. The Company paid $7,800 in rent during the year with $650 payable at December 31, 2009. The Company has no direct employees but uses the services of employees of the members of the Parent. No value has been placed on these services.

NOTE 4- NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital, as defined, of $141,556 which was $91,556 in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was .005 to 1. See Supplementary Schedule 1 for these calculations.

THESE NOTES ARE AN INTEGRAL PART OF THE ACCOMPNAYING FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2009

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC
December 31, 2009

NET CAPITAL

TOTAL MEMBER'S EQUITY		$ 190,643
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		190,643
DEDUCT		
Nonallowable assets from Statement of Financial Condition:		
Prepaid expenses	$ 16,000	
Accounts receivable - non-allowable	15,011	
Goodwill	18,077	49,088
Net capital before haircuts on securities positions		141,555
Haircuts on securities		-
Net capital		**141,555**

AGGREGATE INDEBTEDNESS

LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 686
ADD		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Total aggregate indebtedness		**686**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.005 to 1

RECONCILIATION TO FOCUS REPORT

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 135,661
Audit adjustment to record an allowable mutual fund receivable	5,895
Net capital per above	**141,556**

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SEC
DECEMBER 31, 2009

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts that are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits in all suspense accounts over thirty calendar days	-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	-
Total credit items	=

DEBIT BALANCES

Debit balances in customers' cash and margin excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	-
Total debit items	=

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

There are no material differences between this schedule and the Company's unaudited quarterly filing of the Part IIA FOCUS report.

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC
DECEMBER 31, 2009

Customers' fully paid securities and excess margin securities
    not in the respondent's possession or control as of the report
    date (for which instructions to reduce to possession or control
    had been issued as of the report date) but for which the required
    action was not taken by respondent within the time frames
    specified under Rule 15c3-3 $ -

    Number of items   -

Customers' fully paid securities and excess margin securities
    for which instructions to reduce to possession or control
    had not been issued as of the report date, excluding items
    arising from "temporary lags which result from normal business
    operations" as permitted under Rule 15c3-3   -

    Number of items   -

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company
carries no accounts, does not hold funds or securities for or owe money or securities to customers. The
Company effectuates all financial transactions on behalf of customers on a fully disclosed basis.
Accordingly, there are no items to report under the requirements of this Rule.

**INDEPENDENT AUDITOR'S
REPORT ON INTERNAL ACCOUNTING CONTROL**

J. W. HUNT AND COMPANY, LLP

JOHN C. CREECH, JR., CPA
ANNE H. ROSS, CPA
WILLIAM F. QUATTLEBAUM, CPA, CVA
WILLIAM T. POUNCEY, CPA
DAVID J. FRYER, CPA

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION AND
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

CPA ASSOCIATES INTERNATIONAL, INC.,
A WORLDWIDE NETWORK OF ACCOUNTING FIRMS

MIDDLEBURG OFFICE PARK
1607 ST. JULIAN PLACE
POST OFFICE BOX 265
COLUMBIA, SC 29202-0265
803-254-8196
866-299-8196
FAX 803-256-1524
jwhunt.com

The Members
Elliott Davis Brokerage Services, LLC
Greenville, South Carolina

In planning and performing our audit of the financial statements of Elliott Davis Brokerage Services, LLC (the Company), as of December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the Company's financial statements as of December 31, 2009, and this report does not affect our report thereon dated February 25, 2010.

Statements on Auditing Standards No. 112, which became effective for years ending after December 15, 2006, defines internal control over financial reporting to require the client to prepare its own financial statements, including note disclosures, in accordance with generally accepted accounting principles without any material adjusting journal entries proposed by the auditor. As part of our current engagement as the Company's auditor, we have proposed material adjusting journal entries to reclassify partner's distributions from the statement of operations to the statement of financial condition and accrue revenue in accordance with generally accepted accounting principals subject to the review and acceptance of the Company's management.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Financial Industry Regulatory Authority ("FINRA"), the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. W. Hunt and Company, LLP

Columbia, South Carolina
February 25, 2010